COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

October 24, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Columbia Global Technology Growth Fund (formerly known as Columbia Technology Fund)

(the “Fund”)

Post-Effective Amendment No. 211

File No. 2-99356 /811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 211 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to describe certain changes to the Fund’s name, principal investment strategies and principal risks.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (617) 385-9536 or Katina Walker at (612) 671-6990.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I